VIA EDGAR

June 10, 2019

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:Michael Fay, Division of Corporation Finance, Office of Electronics and Machinery

Gary Todd, Senior Staff Accountant

Re:	Aquantia Corp.

Form 10-K for the Fiscal Year Ended December 31, 2018

Filed March 6, 2019

Form 10-Q for the Fiscal Quarter Ended March 31, 2019

Filed May 9, 2019

File No. 1-38270

Dear Mr. Fay:

On behalf of Aquantia Corp. (the “Company”), we are providing this letter in response to the comment of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in its letter, dated May 30, 2019 (the “Comment Letter”), relating to the Company’s Form 10-K for the fiscal year ended December 31, 2018 (No. 001-38270), which was filed with the Commission on March 6, 2019 (the “Form 10-K”) and its Form 10-Q for the fiscal quarter ended March 31, 2019 (No. 001-38270), which was filed with the Commission on May 9, 2019. For your convenience, we have incorporated your comment into this response letter in italics.

Form 10-K for the Fiscal Year Ended December 31, 2018

Item 15. Exhibits and Financial Statement Schedules

Exhibits 31.1 and 31.2, page 98

We note that the officer certifications do not include the language referring to internal control over financial reporting that should appear in the introductory sentence of paragraph 4 and paragraph 4(b). Please amend the filing to include the correct certifications. You may file an abbreviated amendment that includes a cover page, explanatory note, signature page and paragraphs 1, 2, 4 and 5 of the certifications. Refer to Exchange Act Rule 13a-14(a) and Item 601(b)(31) of Regulation S-K. This comment also applies to your Form 10-Q for the quarter ended March 31, 2019.

We respectfully acknowledge the Staff’s comment and have filed abbreviated amendments to the Form 10-K and Form 10-Q, which include revised officer certifications that include the introductory sentence of paragraph 4 and paragraph 4(b) referring to internal control over financial reporting. We have followed the instructions in the SEC’s Regulation S-K Compliance and Disclosure Interpretation 246.13, which instructs filers to include only the cover page, explanatory note, signature page and paragraphs 1, 2, 4 and 5 of the Section 302 certifications.

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Aquantia Corp., 105 E. Tasman Dr., San Jose, CA 95134 • tel: 408.228.8300 • fax: 408.228.1190 • www.aquantia com

U.S. Securities and Exchange Commission

June 10, 2019

Please contact me at 408-228-8300 with any questions regarding the Company’s responses to the Staff’s comment or if you require further information. Thank you in advance for your attention to this matter.

Sincerely,

/s/ Mark Voll

Mark Voll

Aquantia Corp.

Cc: Babak Yaghmaie, Cooley LLP

Alison Haggerty, Cooley LLP

Aquantia Corp., 105 E. Tasman Dr., San Jose, CA 95134 • tel: 408.228.8300 • fax: 408.228.1190 • www.aquantia com